

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 19, 2023

Vicky Zhang
Chief Financial Officer
Adlai Nortye Ltd.
c/o PO Box 309, Ugland House
Grand Cayman, KY1-1104
Cayman Islands

> **Re: Adlai Nortye Ltd.**
> **Amendment No. 3 to Draft Registration Statement on Form F-1**
> **Submitted May 11, 2023**
> **CIK No. 0001944552**

Dear Vicky Zhang:

We have reviewed your amended draft registration statement and have the following comment. In this comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 3 to Draft Registration Statement on Form F-1

Conventions that apply to this prospectus..., page 14

1.   We note your response to our prior comment 3 and we re-issue the comment, as your revised definition of China and the PRC continues to exclude Hong Kong and Macau. Please revise your definition, as previously requested, to clarify that the legal and operational risks associated with operating in China also apply to any operations, present or future, in Hong Kong and Macau.

You may contact Jenn Do at 202-551-3743 or Angela Connell at 202-551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Jimmy McNamara at 202-551-7349 or Laura Crotty at 202-551-7614 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Ke Geng